CALIFORNIA RESOURCES CORPORATION
27200 Tourney Road, Suite 200
Santa Clarita, California 91355

December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	California Resources Corporation
Registration Statement on Form S-1 (File No. 333-251108)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, California Resources Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Time on December 23, 2020, or as soon as possible thereafter.  The Company hereby authorizes Sarah K. Morgan or Scott Rubinsky of Vinson & Elkins L.L.P., counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Sarah K. Morgan of Vinson & Elkins L.L.P., counsel to the Company, at (713) 758-2977 as soon as the registration statement has been declared effective.

[Signature page follows]

US 7564290

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Michael L. Preston
Michael L. Preston
Senior Executive Vice President, Chief Administrative Officer and General Counsel

[Signature Page to Acceleration Request Letter]